No Act

P.E. 1/24/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
MAR 06 2014
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005565

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-6-14

LaDawn Naegle
Bryan Cave LLP
lnaegle@bryancave.com

Re: SunEdison, Inc.
Incoming letter dated January 24, 2014

Dear Ms. Naegle:

This is in response to your letter dated January 24, 2014 concerning the shareholder proposal submitted to SunEdison by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SunEdison, Inc.
Incoming letter dated January 24, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that SunEdison may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if SunEdison omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SunEdison relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LaDawn Naegle
Partner
Direct: 202/508-6046
Fax: 202/200-7346
lnaegle@bryancave.com

Bryan Cave LLP
1155 F Street, NW
Washington, DC 20004
Tel (202) 508-6000
Fax (202) 508-6200
www.bryancave.com

January 24, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: SunEdison, Inc.
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8
Stockholder Proposal of Kenneth Steiner (John Chevedden)

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, SunEdison, Inc., a Delaware corporation ("SunEdison" or the "Company"), with respect to a shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (through John Chevedden as his designated representative) (the "Proponent"). A copy of the Proposal and all related correspondence with the Proponent is attached to this letter as **Exhibit A**.

The purpose of this letter is to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC" or the "Commission") concur with SunEdison's view that, for the reasons stated below, it may exclude the Proposal from the proxy materials to be distributed by SunEdison in connection with its 2014 annual meeting of stockholders (the "2014 proxy materials").

Pursuant to Rule 14a-8(j), we have filed this letter with the Staff no later than eighty calendar days before the date the Company expects to file its definitive 2014 proxy materials with the Commission and concurrently sent a copy of this correspondence to the Proponent.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholderproposals@sec.gov. By copy of this letter to the Proponent, pursuant to Rule 14a-8(k) and SLB 14D, we are requesting that the Proponent copy the undersigned, on behalf of the Company, on any correspondence he may have with the Staff.

I. The Proposal

The Proposal states:

> "Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.
>
> "This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes."

II. Bases for Exclusion

We believe the Proposal may properly be excluded from the Company's 2014 proxy materials pursuant to the following:

- Rule 14a-8(i)(7) because the proposal deals with matters relating to the Company's ordinary business;
- Rule 14a-8(i)(3) because the proposal is so inherently vague and indefinite as to be materially misleading;
- Rule 14a-8(i)(8) because the proposal could extend to the removal of directors, a matter consistently excluded by the staff under this rule; and
- Rule 14a-8(i)(3) because the proposal is contrary to the SEC's proxy rules.

III. Analysis

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) because the Proposal Deals with Matters Relating to the Company's Ordinary Business.

Rule 14a-8(i)(7) permits a company to exclude a proposal from its proxy statement that relates to "ordinary business matters." The Staff has stated that "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead that the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *See* Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Id. The SEC identified two central considerations for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. Id. Proposals relating to such matters but focusing on significant social policy issues generally are not excludable because, as the Staff has stated, "such issues typically fall outside the scope of management's prerogative." Id. The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id.

The Proposal relates to the ordinary business of the Company in two principal ways. First, it attempts to influence the procedures by which the Company conducts its annual stockholder meetings. Second, it would impose serious limitations on the Company's ability to communicate with its stockholders on an ordinary business matter, namely the Company's annual meeting. The Staff has consistently concurred that proposals attempting to influence the procedures by which a company conducts its annual stockholder meetings relate to the company's ordinary business and thus are excludable under Rule 14a-8(i)(7). In addition, the Staff has recognized that stockholder proposals that are drafted so broadly as to impact a company's communications with its stockholders on ordinary business matters are excludable under Rule 14a-8(i)(7).

1. *The Proposal may be excluded under the "ordinary business" exception because it implicates the procedures by which the Company solicits proxies for and conducts its annual stockholder meetings.*

With respect to matters relating to the conduct of annual meetings, in *IDACORP, Inc.* (Oct. 26, 2007) the Staff concurred with the exclusion of a proposal requesting the company's board of directors provide a report in its next proxy statement on the "process of submission, introduction, presentation, and approval and carrying out of shareholder proposals" as a proposal related to IDACORP's ordinary business (i.e. the process of introducing and presenting shareholder proposals at annual meetings). In *General Motors Corp.* (Mar. 15, 2004), the Staff considered a proposal relating to the solicitation of stockholder votes and concluded that it could be excluded under Rule 14a-8(i)(7) "as relating to General Motors' ordinary business operations (i.e., provision of additional proxy solicitation information)." In a similar vein, in *The Boeing Co.* (Feb. 20, 2001), the Staff concurred in the exclusion of a proposal that requested that any additional soliciting materials that the company distributed "must disclose: (1) the complete text for each shareholder resolution; and following the election disclose (2) funds the company spends on additional requests for shareholder voters." Here the Staff concurred in exclusion of the proposal "as relating to [Boeing's] ordinary business operations (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders)." See also *FirstEnergy Corp.* (Feb. 26, 2001). In *Commonwealth Energy Corp.* (Nov. 15, 2002) the Staff concurred in exclusion of a proposal requesting that the company conduct the annual and other meetings in accordance with Roberts Rules of Order. Most recently, in Mattel, Inc. (Jan. 14, 2014), the Staff concurred in the exclusion of a proposal seeking a particular procedure for a question and answer session at the annual meeting of stockholders, noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)."

The Proposal would impose new procedures in connection with the solicitation by the Company's management and Board of proxies for routine annual meetings. The Proposal could be interpreted to address ***only*** routine annual meetings and ***only*** "uncontested matters". Accordingly, the Proposal seeks to change the way the Company conducts the most routine business of the Company – conduct of its annual meeting. The Proposal recites several particular matters that would be covered by the proposed bylaw, including "say-on-pay" votes which are now part of every public company's ordinary business. The Proponent does not in any way attempt to limit this proposal to non-routine matters. The procedures sought by the Proponent, although not entirely clear (see below discussion), would impose a new proxy solicitation structure for all of these routine matters at annual meetings, restricting the ability of the Company's management and board to use additional proxy solicitation materials and to engage in follow on proxy solicitations.

We are aware of the Staff's concern that shareholder proposals relating to ordinary business be included when they raise significant policy issues. There is no such significant policy issued raised by the Proposal. The Proponent includes in his supporting statement references to a law school study suggesting that the ability of management to "monitor" results of its own proxy solicitation is somehow inherently unfair to stockholders and thus a corporate governance issue requiring change. It would appear that this is the Proponent's attempt to convert the ordinary business of conducting a company's annual proxy solicitation into a significant policy issue. But the Proponent fails to identify any policy issue. The Company believes the innuendo created by reference to the Yale study is insufficient to constitute a "significant policy issue". Accordingly, this Proposal should be excludable under Rule 14a-8(i)(7).

We further recognize that the Staff has declined to concur in the exclusion of "confidential voting" proposals. We believe the Proposal here is distinguishable from previous shareholder proposals concerning ***actual*** confidential voting. In 1990, the Staff considered a confidential voting shareholder proposal submitted to Mobil Oil. Because the proposal there involved a "provision for permanent confidentiality," of voting, the Staff concluded that it involved "matters of policy beyond the realm of the company's ordinary business operations." *Mobil Oil Corporation* (Feb. 28, 1990). In this and similar letters the Staff allowed inclusion of proposals that involved the significant policy matter of using independent tabulators and maintaining the permanent confidentiality of all voting. The purpose of these shareholder proposals was to prevent ***anyone*** from ***ever*** learning how individual shareholders voted. In contrast, depending upon how the Proposal is interpreted (a matter giving rise to other problems with the Proposal as detailed below), the Proposal could prevent ***only*** management and the Board from ***having access*** to proxy solicitation results (including solicitation results related to Rule 14a-8 shareholder proposals) ***before*** or ***until*** the annual meeting. On the other hand, the Proposal could be interpreted simply to limit management and the Board of Directors from engaging in routine proxy solicitation practices attendant to the annual meeting. If interpreted either way, we believe the

Proposal is more similar to the shareholder proposals at issue in the *General Motors* and *Boeing* no-action letters dealing with proxy solicitation practices than it is to the *Mobil Oil* no-action letter.

Accordingly, we believe the Proposal is excludable under the "ordinary business" exclusion of Rule 14a-8(i)(7).

> 2. *The Proposal may be excluded under Rule 14a-8(i)(7) because it imposes limitations on and otherwise implicates the Company's ability to communicate with its stockholders on ordinary business matters.*

In *The Gillette Co.* (Feb 2, 2001) the Staff concurred in exclusion of a proposal that sought board discussions with shareholders at annual meetings on measures being taken "to increase shareholder value". In *Exxon Mobil Corp.* (Mar. 2, 2005) the Staff concurred with the exclusion of a proposal that requested the company adopt procedures to set aside time at annual meetings for shareholders to ask questions and receive answers from non-employee directors. The Staff also concurred with the "ordinary business" exclusion in *Citigroup Inc.* (Jan. 14, 2004) of a proposal that sought adoption of "guidelines" on what could be said by speakers at annual meetings of shareholders. More recently, the Staff allowed exclusion of a proposal to allocate time at the annual meeting for "dialogue with our directors." *Citigroup Inc.* (Feb. 7, 2013). In a similar no-action letter, the Staff took the position that a proposal to require a company to answer certain investor questions relating to company operations on every public company conference call could be excluded under Rule 14a-8(i)(7). *Peregrine Pharmaceuticals* (Jul. 16, 2013). In granting the *Peregrine Pharmaceuticals* no-action letter, the Staff stated, "Proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)." See also *XM Satellite Radio Holdings Inc.* (May 14, 2007) (Staff concurred with the exclusion of a shareholder proposal requesting that the board "impose a monetary fine upon the Company Officer for failing to promptly respond to shareholder letters" and implement a shareholder response policy specified in the proposal); *Advanced Fibre Communications, Inc.* (Mar 10, 2003) (concurred with the exclusion of a proposal that requested the establishment of an "Office of the Board of Directors" to facilitate communication among non-management directors and stockholders); and *Jameson Inns, Inc.* (May 15, 2001) (concurred in exclusion of a proposal urging the board to consider new ideas for improving shareholder communications).

As noted above, the Proposal is broadly drafted and, while vague and indefinite in many respects (see below), the Proposal clearly would operate to restrict communications between the Company's management and board and the Company's stockholders on matters of ordinary business such as routine matters being put to a stockholder vote at the annual meeting in an uncontested proxy solicitation. Although the Proposal would allow management and the board to monitor voting to determine whether a quorum has been attained, presumably it would not allow the Company to follow up by asking stockholders to vote in the event the quorum had not yet been attained. The SEC's rules allow issuers to engage in communications which do no more than request that forms of proxies already provided be signed and returned without the need to file those communications. Although this activity is included in Rule 14a-1's definition of "solicitation", Rule 14a-6(f) recognizes the routine business of such activity by not requiring any filings. The Proposal, however, would prohibit that activity.

Accordingly, we believe that because the Proposal encompasses the same general stockholder communications issues that rendered the proposals in *Peregrine Pharmaceuticals, General Motors* and *Boeing* excludable, the Proposal is excludable as "ordinary business" under Rule 14a-8(i)(7).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) because the Proposal is so Inherently Vague and Indefinite as to be Materially Misleading under Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "if the proposal or supporting statement is contrary to any of the commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in the proxy soliciting materials." The Staff has taken the position that a shareholder proposal that is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" could be excluded under Rule 14a-8(i)(3). Staff Legal Bulletin 14B.

Because the Proposal contains vague statements that so inaccurately reflect the proxy voting process, is subject to various interpretations with respect to internal inconsistencies and critical terms for which there are no definitions, and materially mischaracterizes the subject matter of the proposal, the Proposal may be omitted from the 2014 proxy materials pursuant to Rule 14a-8(i)(3).

1. The Proposal is excludable because it contains vague statements that so inaccurately describe the proxy voting process that stockholders and the Company cannot determine what actions would be required.

The Staff has indicated that a proposal is excludable under Rule 14a-8(i)(3) if the proposal requires a specific action but the proposal's description or reference to that action is vague and indefinite such that neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); *Fuqua Industries, Inc.* (Mar 12, 1991) (concurring with the exclusion of a proposal because the company and its stockholders might interpret the proposal differently such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal);" *Cascade Financial Corp.* (Mar. 4, 2010) (concurring in exclusion of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Bank of America Corp.* (Feb. 22, 2010) (concurring with exclusion of a proposal to amend the company's bylaws to establish a board committee on "US Economic Security," where the company argued that the proposed bylaw did not adequately explain the scope and duties of the proposed board committee); *General Electric Co.* (Dec. 31, 2009) (concurring with exclusion of a proposal specifying that each board member with at least eight years of tenure will be "forced ranked" and that the "bottom ranked" director not be re-nominated); *General Motors Corp.* (Mar. 26, 2009) (concurring with exclusion of proposal asserting that the company's "CEOs and directors" are overpaid and requesting elimination of "all incentives for the CEOs and the Board of Directors"); *Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); and *Peoples Energy Corp.* (Nov. 23, 2004 *recon. denied* Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

The Proposal seeks a bylaw to require that "prior to the Annual Meeting, the ***outcome*** of votes cast by proxy on uncontested matters, including a ***running tally of votes*** for and against," be available to management or the Board, except to monitor achievement of a quorum for the meeting. (Emphasis added.) The Proposal specifically states that the "running tally" "shall not be used to solicit votes" – presumably by anyone. Technically, submitting a proxy is not voting. Voting only happens once a meeting is properly convened and the polls opened for voting pursuant to state law. As such, the Company is unsure as to what actions would be required to prevent access to the "outcome of votes cast by proxy" "prior to the Annual Meeting." The Company could read this to mean that management and the Board may have access to proxies received until such time as those proxies are "votes cast by proxy" at the annual meeting. Stockholders may read this to mean that management and the Board would not have access to proxies received until after they had been voted at the annual meeting.

In addition, based upon the wording of the Proposal, it is unclear as to what information may or may not be monitored and who would be permitted to do that monitoring. The Proposal purports to prevent the Company from monitoring the "outcome of votes cast by proxy," except as needed to monitor "the number of votes cast to achieve a quorum." However, this language could also be interpreted as preventing the Board and management from monitoring the work of agents, such as the Company's own transfer agent, retained for the purposes of organizing the mechanics of the routine proxy solicitation. This language could also mean that the Company's proxy solicitor cannot know who has and has not voted on a particular matter for purposes of targeting follow on calls and emails. Again, alternatively, the language may only prevent the Company from knowing how those persons have voted until after proxies they submitted had been voted at the meeting. Does it mean that all "solicitation" must be made blind by the company and its solicitor? Or does the Proposal only limit "management and the Board" from using the tally to target voters or seek to change the votes of those already voting. The language of the Proposal seems to be broad enough to encompass any or all of these outcomes and is therefore impermissibly vague.

Even if some sense could be made out of the plain language of the Proposal to mean that management and the board could not have access to solicited proxy information prior to the meeting, the Proposal is still impermissibly vague and indefinite. The Proposal seems to be directed at interim vote reports, but it fails to reflect the realities of current proxy solicitation practices and is therefore materially misleading. In a typical uncontested proxy solicitation, banks and broker dealers provide voting instruction from beneficial owners to Broadridge Financial Solutions, Inc. ("Broadridge"), agent for the banks and broker dealers. Those voting instructions form the basis for an omnibus proxy which Broadridge then presents to the company. The omnibus proxy does not identify beneficial owners or how particular owners voted. The Proposal suggests that there is some process that can be effected through a Company bylaw that would control when third parties make their proxy votes available to the Company, and that, in the context of a single annual meeting, votes on certain proposals would not be available to management and the board while those on other proposals would be available. This is just not how the proxy process works, and as a result, the Company's stockholders could have widely varying impressions as to what they are being asked to approve with this Proposal. Accordingly, the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

2. The Proposal is excludable because it is subject to multiple interpretations with respect to internal inconsistencies and terms that are central to its purpose but lack definitions.

The Proposal lacks definitions for terms used which seem to be central to the Proposal, thus leaving both stockholders and the Company unsure of what it is the Proposal would require. In addition, there are internal inconsistencies which lead to multiple interpretations so that neither stockholders nor the Company can determine with specificity what is required.

The Staff has indicated that a proposal is excludable under Rule 14a-8(i)(3) if a material provision of the proposal is drafted such that it is subject to multiple interpretations. In *MEMC Electronic Materials, Inc.* (Mar. 7, 2012), the Staff concurred with the Company in its exclusion under this rule of a proxy access proposal because the proposal did "not describe the specific eligibility requirements" which the Staff concluded "represent a central aspect of the proposal". The Staff noted that "neither shareholders nor MEMC would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *NSTAR* (Jan. 5, 2007) the Staff concurred in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the term "financial records". Similarly, in *Bristol-Myers Squibb Co. (Rossi)* (Feb. 19, 2009), the Staff agreed that the a proposal was vague and indefinite because it was drafted such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board." *See also The Dow Chemical Co. (Rossi)* (Feb. 17, 2009) and *General Electric Co.* (Jan. 26, 2009) (same as *Bristol-Myers Squibb Co.*); *International Business Machines Corp.* (Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders ... nor the [c]ompany ... would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); and *Capital One Financial Corp.* (Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The internal inconsistencies of the Proposal render it impermissibly vague and indefinite. The first paragraph of the Proposal states that the proposed bylaw "should apply to… management-sponsored or Board-sponsored resolutions seeking approval of executive pay or *for other purposes*." (Emphasis added.) The second paragraph of the Proposal states that the proposal shall not apply to "solicitations for *other proper purposes*." (Emphasis added.) The language in the second paragraph is not phrased as an exception to the first paragraph, and there is no explanation or elaboration on what may make a solicitation "proper" for purposes of the second paragraph as opposed to a solicitation for any other purpose that is subject to the restrictions under the first paragraph. The Proposal expressly states that the proposed bylaw applies, and does not apply, to solicitations other than those specifically mentioned by the Proposal with no resolution elsewhere in the Proposal.

In addition, there are at least five phrases central to the Proposal that are subject to multiple interpretations but are without definitions and thus render the Proposal inherently vague and indefinite:

- "uncontested matters" (contrasted with "contested proxy solicitations")
- "Rule 14a-8 shareholder resolutions"
- "running tally"
- "votes for and against"
- "other proper purposes"

(a) "<u>uncontested matters" and "contested proxy solicitations"</u>

The Proposal states that the bylaw would cover "the outcome of votes on uncontested matters," but it does not define the term "uncontested matter." As such, this could refer to only matters in the proxy statement for which there is only one position being advanced. Similarly, later in the Proposal it states that the "voting requirement shall not apply to . . . contested proxy solicitations." There is no definition of "contested proxy solicitation." It is unclear whether this is different from an "uncontested matter," the term used earlier in the Proposal. There are different ways to interpret these terms. The bylaw might apply to proposals for which there is but one recommendation. If it does, it is unclear how the Proposal would apply to "Rule 14a-8 shareholder resolutions included in the proxy" unless this term also is defined to include something other than a 14a-8 shareholder proposal where there may be a proponent recommendation "for" and a management recommendation "against" (see below). It could be interpreted to mean that the proposed bylaw would apply only in connection with "solicitations" as defined in Rule 14a-1 as to which no other person is conducting a competing "solicitation".

(b) "<u>Rule 14a-8 shareholder resolutions"</u>

The Proposal states that the proposed bylaw requirements should apply to "Rule 14a-8 shareholder resolutions included in the proxy." The Proposal does not define "Rule 14a-8 shareholder resolutions." This may refer to a shareholder *proposal* that has been submitted by a stockholder for inclusion in the proxy statement pursuant to Rule 14a-8. Given the use of the word "resolution," however, the Proposal may refer to a resolution submitted by management (with a recommendation "for") after prior approval by stockholders of a previously submitted Rule 14a-8 proposal which may have been opposed by management. Alternatively, this may mean that the bylaw would be limited to Rule 14a-8 shareholder proposals that are submitted in the form of a "resolution".

(c) "a running tally"

The Proposal purports to require the bylaw apply to "a running tally of votes for and against" but does not make clear what this means. This could refer to the receipt of information provided to the Company by Broadridge (as described above) when Broadridge is acting as an agent for Broadridge's own bank and broker clients. Or it may be intended to encompass any and all information provided to the Company in the course of a proxy solicitation for its annual meeting. The former was the subject of investor attention and media coverage in the recent proxy season and so some of the Company's stockholders might infer that this is what the Proponent is attempting to address. On the other hand, the term is not defined and so could include any and all information obtained by the Company – including information typically provided by the Company's own transfer agent relating to proxies submitted by record holders (not just those holding in "street name" through brokers and banks).

(d) "votes for and against"

In addition, the meaning of the term "votes for and against" is unclear in this context. In a typical proxy solicitation, the Company solicits proxies, which are not technically "votes" until such time as the proxies are submitted after the polls are opened during the meeting. Until then, these are, at best, preliminary voting instructions which may be revoked at any time up to the moment the proxies are presented at the meeting. It is unclear as to whether this is what the Proponent intends to cover. The proposal also fails to address abstentions, broker non-votes and voting in response to a Rule 14a-21(b) proposal (frequency of say-on-pay votes). The Company could interpret the language of the Proposal to permit management and the Board to continue to receive information about abstentions, broker non-votes and 14a-21(b) voting. The Proponent, however, may have intended to prohibit this action. These are factors that are material to an understanding of the operation of the Proposal.

(e) "other proper purposes"

The Proposal purports to exclude from its reach the Company's ability "to conduct solicitations for other proper purposes." The Proposal does not define "proper purposes." Shareholders might conclude that this means only proxy solicitations for matters not covered by the list of matters in the Proposal. The Company, on the other hand, could interpret this to mean that interim information in all solicitations about interim proxies received by the Company's tabulator (or Broadridge as agent for its brokers and dealers or as agent for the Company) could be obtained by management and the Board and used to ensure that proxies were properly signed or otherwise properly completed so that they could be properly counted. Without a definition of "proper purpose," the Company is without guidance on how this Proposal would be implemented and stockholders voting on this proposal do not know what would be "improper." Accordingly, neither the Company nor the stockholders are "able to determine with any reasonable certainty" what the proposal allows.

3. The Proposal is excludable because it is misleading with respect to the subject matter of the Proposal.

The Proposal is misleading in that it purports to be a "confidential voting" proposal, but really amounts to a proposal that imposes limitations on the Company's ability to solicit proxies in connection with routine annual meetings. While the title of the Proposal is "Confidential Voting," the substance has almost nothing to do with confidentiality. It relates to restricting management and the Board from certain proxy solicitation conduct (not all of which is entirely clear). Also included in the Proposal is a reference to the Proposal being an "enhanced confidential voting requirement", suggesting that the Company may already have some form of "confidential voting" that this Proposal is intended to "enhance." This may mislead stockholders into thinking they are voting on a proposal to keep their future voting confidential and/or that they are voting on a matter to supplement, change or compliment an existing confidential voting procedure at the Company – neither of which is accurate under any interpretation of the Proposal.

In addition, the Proponent's supporting statement is further misleading. The supporting statement includes the following: "Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as [sic] ratification of stock options." The statement goes on to quote from a law school study suggesting that the solicitation of "for" votes on management proposals is somehow inappropriate, improper or illegal. The entire proxy solicitation process was designed by the SEC to ensure that stockholders are fully informed of all relevant facts in proxy statements and accompanying annual reports before being asked to provide a proxy. Activities surrounding those solicitations are heavily regulated by the SEC's proxy rules which cover all manner of details about solicitations – including the need for management and the board to communicate with stockholders. Because the Proposal and supporting statement suggest that management and the Board's typical solicitation activities are inappropriate and need to be limited or stopped, the Proposal is materially misleading.

Since the Proposal (a) contains vague statements that so inaccurately describe the proxy voting process that the company cannot determine the required actions, (b) is subject to various interpretations with respect to internal inconsistencies and key terms used that are not defined and (c) mischaracterizes the subject matter of the proposal, the Proposal is excludable under Rule 14a-8(i)(7) for being inherently vague and indefinite so as to be materially misleading under Rule 14a-9.

C. The Proposal May Be Excluded Under Rule 14a-8(i)(8) because the Proposal May Relate to the Removal of Directors

Rule 14a-8(i)(8) permits omission of a proposal that relates to an election to the company's board of directors. This rule has been interpreted by the Staff to permit the exclusion of proposals seeking to censure or remove directors. *See* Exchange Act Release No. 39,093 (Sept. 18, 1997) ("1997 Release"); 1998 Release. Because the Proposal could be deemed to extend (whether or not intended by proponent) to a matter relating to the election or removal of directors, the Proposal may be omitted from the 2014 proxy materials pursuant to Rule 14a-8(i)(8).

The "bylaw" contemplated by the Proposal could, if implemented, interfere with the removal of directors from the Company's Board of Directors. The Proposal states that the "enhanced confidential voting requirement" should apply to, among other things, "proposals required by law ... to be put before shareholders for a vote." Section 141 of the Delaware Code provides that directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors. Thus a vote on removal would be a proposal "required by law." While the Proponent is careful to exclude the "election of directors" from the scope of the proposed bylaw, he did not similarly exclude from the proposal matters relating to the removal of directors. As such, the proposed bylaw could, if implemented, affect the removal of directors. Since the inclusion of this Proposal will, whether intentional or not, result in the proposal covering the removal of directors, the Proposal should be excludable under 14a-8(i)(8).

D. The Proposal May Be Excluded Under Rule 14a-8(i)(3) because the Proposal is Contrary to the SEC's Proxy Rules

Rule 14a-8(i)(3) permits exclusion of a proposal if it "is contrary to any of the Commission's proxy rules." The exclusion is not limited to proposals that would "violate" the proxy rules, but covers those that would be "contrary" to the rules. Because the Proposal is contrary to the SEC's proxy rules in that it interferes with the Company's solicitation of proxies in support of management proposals as contemplated by and permitted under Regulation 14A, the Proposal may be omitted from the 2014 proxy materials pursuant to Rule 14a-8(i)(3).

The SEC's proxy rules carefully prescribe activities of participants in proxy solicitations:

> Rule 14a-1(1)(*l*) defines the terms "solicit" and "solicitation" and the rules about when a person may solicit or conduct a solicitation are carefully prescribed;
>
> Rule 14a-1(1)(*f*) defines "proxy" and the rules are broadly interpreted in respect of when an action is "reasonably calculated to result in the procurement, withholding or revocation of a proxy;"
>
> Rule 14a-12 limits written communication activity that a person may engage in prior to furnishing a proxy statement which has been filed with the SEC; and
>
> Rule 14a-2 outlines the solicitations that are exempt from the SEC's proxy rules, including (i) solicitations by certain persons not seeking proxy authority (does not include issuers or persons acting on behalf of issuers); and (ii) solicitations of ten or fewer stockholders.
>
> In addition, the SEC's proxy rules provide that (i) written communication in connection with a proxy solicitation must be filed with the SEC; and (ii) in a contested proxy solicitation, each side must file its proxy statement and form of proxy in preliminary form with the SEC at least 10 days before distributing the proxy to stockholders, and the proxy statement must contain certain information specified in Schedule 14A.

Based on the supporting statement, it appears that the Proponent is attempting to put stockholders who are not soliciting proxies in the same position as management in respect of matters for which management is soliciting proxies. With the very broad (arguably overly broad and indefinite so as to be misleading) language of the Proposal, the Proponent seems also to be attempting to neutralize management's ability to solicit favorable proxies for proposals it has made. The foregoing purposes are inconsistent with the SEC's proxy rules referenced above. By seeking to prevent the Company from accessing information regarding the solicitation of proxies, the Proposal could be interpreted as imposing requirements on management and the Board of Directors in routine annual meeting proxy solicitations that are not contemplated by, and that are contrary to, the proxy rules.

Since the Proposal seeks to impose additional requirements on how management solicits proxies, the Proposal should be excludable under Rule 14a-8(i)(3) as contrary to the proxy rules.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2014 proxy materials.

We would be pleased to provide you with additional information and answer any questions you may have regarding this matter. If we can be of further assistance, please do not hesitate to contact the undersigned at lnaegle@bryancave.com or by telephone at 202/508-6046.

Sincerely,

LaDawn Naegle

Attachments

cc: John Chevedden
Kenneth Steiner
Martin Truong, Esq.

Exhibit A

Proposal

See attached

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Emmanuel T. Hernandez
Chairman of the Board
SunEdison Inc. (SUNE)
501 Pearl Dr
St Peters MO 63376

Dear Mr. Hernandez,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: Martin Truong <MTruong@sunedison.com>
Corporate Secretary
PH: 636 474-5000
FX: 314-279-5158
FX: 636-474-5180
FX: 866-773-0791
Diedre L. Gray <DiedreGray@sunedison.com>

[SUNE: Rule 14a-8 Proposal, December 8, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern self-serving stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

Sunedison shareholders supported another shareholder-friendly governance change at our 2013 annual meeting by voting 77% in favor of a proposal for our shareholder right to call a special meeting.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm rated Sunedison D for accounting. GMI said there were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to our company's own history. Sunedison was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 94% of companies. SUNE had a higher shareholder class action litigation risk than 98% of all rated companies.

In regard to our directors James Williams, on our executive pay and nomination committees no less, was negatively flagged for his director duties at Magellan Health Services when it filed for bankruptcy. Emmanuel Hernandez, on our audit committee, received our highest negative votes – a whopping 36% negative.

In regard to executive pay GMI said our CEO's equity pay did not reflect our company's share price movement. Sunedison could give our CEO long-term incentive pay for below-median performance.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***.

TD Ameritrade

Post-it® Fax Note 7671	Date 12-11-13	# of pages ▶
To Martin Truong	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 636-474-5180	Fax #	
866-773-0791		

December 10, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since October 1, 2012, you have continuously held no less than 500 shares each of ALLSTATE CORP (ALL), JP MORGAN CHASE & C (JPM), SPRINT CORP (S), WENDY'S COMPANY (WEN), INTERPUBLIC GROUP COS INC (IPG), NASDAQ OMX GROUP INC (NDAQ), SUNEDISON INC (SUNE), SPARK NETWORKS INC (LOV), FERRO CORP (FOE), and EXXON MOBIL CORPORATION (XOM) in the above referenced account..

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Mark Bell
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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